May 24, 2019

Sonia Barros

Assistant Director

Division of Corporate Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington DC 20549

Re:	Building Bits Properties I, LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

Filed May 7, 2019

File No. 024-10839

Dear Ms. Barros,

We acknowledge receipt of comments in your letter of May 21, 2019 regarding the Offering Statement of Building Bits Properties I, LLC (the “Company”), which we have set out below, together with our responses.

1-A POS filed May 7, 2019

General

1.	Please provide us with your legal analysis as to whether or not the Preferred Bits should be treated as a separate class of securities, given that Preferred Bit holders are entitled to a liquidation preference that is senior to Common Bit holders upon the occurrence of Change of Control Event, defined to include the sale of all or substantially all of the assets and properties of the respective Property LLC. Please also revise the offering circular to provide additional disclosure addressing the risks applicable to Common Bit holders resulting from any issuance of Preferred Bits.

It is the Company’s intent that the Preferred Bits and Common Bits be treated as separate classes of securities. The Company has revised the disclosure in the Offering Statement to clarify this aspect of the offering.

The Company also revised the “Risk Factors” section of the Offering Statement to provide disclosure addressing the risks applicable to Common Bit holders resulting from any issuance of Preferred Bits.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Building Bits Properties I, LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Alexander Aginsky

Chief Executive Officer

Building Bits Properties I, LLC

425 NW 10th Ave, Suite 306, Portland, OR, 97209.